

February 10, 2011

Harold M. Stratton II
Chief Executive Officer
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

> **Re:** **Strattec Security Corporation**
> **Form 10-K for the Fiscal Year Ended June 27, 2010**
> **Filed on September 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on September 1, 2010**
> **File No. 000-25150**

Dear Mr. Stratton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 3

Director Qualifications, page 3

1. In your future filings, please discuss specific experience, qualifications, attributes or skills of your directors on a director-by-director basis. Refer to Item 401(e) of Regulation S-K.

<u>Executive Compensation, page 18</u>

<u>Benchmarking, page 30</u>

2. We note your disclosure that your compensation committee "periodically reviews information regarding pay practices at other companies to evaluate whether [your] compensation practices are competitive in the marketplace." You also state that as part of this review your compensation committee reviews the RSM McGladrey report of a broad peer group of organizations within the durable goods manufacturing industry. Similarly, on page 22 you state that you "historically set the base salaries at or near the median level derived from the RSM McGladrey report for similar positions." Please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (2020) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director